UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-39173

I-MAB

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Appointment of Executive Chairman and Officers

On September 3, 2025, the Board of Directors (the “Board”) of I-Mab (the “Company”) appointed Mr. Wei Fu as the Executive Chairman of the Company, effective immediately. Also on September 3, 2025, the Board appointed Dr. Sean Cao as the Company’s Chief Business Development Officer, effective immediately. In connection with his appointment as Chief Business Development Officer, Mr. Cao resigned from each of the audit committee of the Board and the compensation committee of the Board. Mr. Cao will continue to serve as a non-independent member of the Board.

Biographical information regarding Mr. Fu and Mr. Cao is set forth in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 3, 2025, and the Company’s Report on Form 6-K, filed with the SEC on May 30, 2025, respectively, which disclosure is incorporated herein by reference.

Press Release

On September 8, 2025, the Company issued a press release announcing the appointment of Mr. Fu as the Company’s Executive Chairman and Dr. Sean Cao as the Company’s Chief Business Development Officer. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Adoption of 2025 Omnibus Share Incentive Plan and 2025 Share Incentive Scheme

2025 Omnibus Share Incentive Plan

On September 3, 2025 (the “Effective Date”), the compensation committee of the Board (the “Compensation Committee”) recommended, and the Board adopted, each of the Company’s 2025 Omnibus Share Incentive Plan (the “2025 Plan”) and 2025 Share Incentive Scheme (the “2025 Scheme”). The maximum aggregate number of ordinary shares of the Company (the “Ordinary Shares”) authorized for issuance under the 2025 Plan is 18,810,820 Ordinary Shares, which is equivalent to 8,178,617 American Depositary Shares (“ADSs”), plus (a) any returning shares which become available from time to time, plus (b) the sum of any shares which, but for the termination of the Prior Plans immediately prior to the effective date, were at such time reserved and available for issuance under the Prior Plans but not issued or subject to outstanding awards. “Prior Plans” means the Company’s (i) Second Amended and Restated 2017 Employee Stock Option Plan, (ii) Second Amended and Restated 2018 Employee Stock Option Plan, (iii) 2019 Share Incentive Plan, (iv) 2020 Share Incentive Plan, (v) 2021 Share Incentive Plan, (vi) 2022 Share Incentive Plan and (vii) 2024 Omnibus Incentive Plan. As of the date of filing hereof, the Carryover Ordinary Shares have not been issued and sold pursuant to any of the Prior Plans. The 2025 Plan is the successor plan to the Prior Plans.

2025 Share Incentive Scheme

The maximum aggregate number of Ordinary Shares authorized for issuance under the 2025 Scheme shall not exceed 13,238,741 shares, which is equal to 5% of the total number of Ordinary Shares issued and outstanding as of September 3, 2025.

Equity Award Issuances

On the Effective Date, the Board approved the grant of options to purchase a total of 15,048,656 Ordinary Shares (equivalent to 6,542,894 ADSs) under the 2025 Plan to Mr. Wei Fu, and options to purchase a total of 940,536 Ordinary Shares (equivalent to 408,929 ADSs) under the 2025 Plan to Dr. Sean Cao. The exercise price of the options granted to Mr. Wei Fu is $1.39 per Ordinary Share (equivalent to $3.19 per ADS), the volume weighted average price of the Company’s ADSs over the 90 trading days immediately prior to the grant date. The exercise price of the options granted to Dr. Sean Cao is $2.02 per Ordinary Share (equivalent to $4.65 per ADS), the closing price of the Company’s ADS on the grant date. The options will vest and become exercisable upon meeting certain specified performance conditions and time-based conditions. The options granted to Mr. Wei Fu will vest in three tranches, each over two years on a quarterly basis, starting when the 30-day volume weighted average price of the Company’s ADS is at or above $8.00, $12.00, and $16.00, respectively. The options granted to Dr. Sean Cao will vest over two years on a quarterly basis, starting when the 30-day volume weighted average price of the Company’s ADS is at or above $8.00. The Board also approved the grant of restricted share units (the “RSUs”) for a total of 940,546 underlying Ordinary Shares (equivalent to 408,933 ADSs) to Dr. Sean Cao. 25% of the Ordinary Shares underlying the RSUs will vest on the first anniversary of the grant date, with the remaining 75% vesting in equal quarterly installments over the following three years.

Incorporation by Reference

The information and exhibits set forth in this Report on Form 6-K shall be deemed to be incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-286954) and Form S-8 (File No. 333-239871, File No. 333-256603, File No. 333-265684 and File No. 333-279842) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release - I-Mab Announces Acceleration of Givastomig Investment and Leadership Appointments

99.2	2025 Omnibus Share Incentive Plan

99.3	2025 Share Incentive Scheme

99.4	Investor Presentation - September 8, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ Joseph Skelton
Name	:	Joseph Skelton
Title	:	Chief Financial Officer

Date: September 8, 2025